Abivax Presents First Half 2025 Financial Results

PARIS, France, September 8, 2025, 10:00 p.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, announces today its key financial information for the six months ended June 30, 2025. The interim financial statements for the first half of 2025, approved by the Company’s Board of Directors on September 4, 2025, have been reviewed by the Company’s external auditors.

Abivax provided the following key updates on its business and operational goals in press releases published:

•On June 11, 2025, a press release titled “Abivax Announces Results of its June 6, 2025 Annual General Meeting”

•On July 22, 2025, a press release titled “Abivax Announces Positive Phase 3 Results from Both ABTECT 8-Week Induction Trials Investigating Obefazimod, its First-in-Class Oral miR-124 Enhancer, in Moderate to Severely Active Ulcerative Colitis”

•On July 28, 2025, a press release titled “Abivax Announces Closing of $747.5 Million Public Offering”

First Half 2025 Financial Highlights (IFRS figures)
(Consolidated, unaudited results)

Income Statement	Six months ended June 30,		Change
in millions of euros	2025	2024
Total operating income	2.1	6.8	(4.7)
Total operating expenses
of which Research and Development costs	(77.9)	(64.7)	(13.2)
of which Sales and Marketing costs	(1.5)	(4.2)	2.7
of which General and Administrative costs	(16.3)	(17.9)	1.6
Operating loss	(93.7)	(80.0)	(13.7)
Financial (loss)	(7.1)	(1.6)	(5.5)
Net loss for the period	(100.8)	(81.6)	(19.2)

Balance Sheet	June 30, 2025	December 31, 2024	Change
in millions of euros

Net financial position	(20.2)	53.4	(73.6)
of which other current financial assets and other current receivables and assets*	22.8	23.2	(0.4)
of which available cash and cash equivalents	60.9	144.2	(83.3)
(of which financial liabilities)**	(103.9)	(114.0)	10.1

Total Assets	119.6	205.2	(85.6)

Total Shareholders’ Equity	(48.3)	40.6	(88.9)
* Excluding items of the liquidity contract (liquidity and own shares) and prepaid expenses
** Financial liabilities include borrowings, convertible loan notes, derivative instruments, royalty certificates and other financial liabilities

•Operating loss increased by EUR 13.7M to EUR -93.7M for the six months ending June 30, 2025 compared to EUR -80.0M for the six months ending June 30, 2024. Operating income, consisting predominantly of Research Tax Credit and Subsidies, decreased by EUR 4.7M to EUR 2.1M for the six months ending June 30, 2025 compared to EUR 6.8M for the six months ending June 30, 2024. The increase in operating loss was driven by operating expenses as described further below.

•Research and development (R&D) expenses increased by EUR 13.2 to EUR -77.9M in the first half of 2025 compared to EUR -64.7M in the same period 2024. This increase was predominantly driven by expenses related to:
◦A EUR 6.5M, increase related to the Company’s Crohn’s Disease (CD) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD; and
◦A EUR 5.7M increase in transversal personnel expenses related to the overall expansion of the R&D headcount to support the Company’s organizational growth and the issuance of new equity awards to officers and employees in R&D.
◦Expenses related to the Company’s UC clinical program remained relatively stable, increasing by EUR 0.2 million.

•Sales and marketing (S&M) expenses decreased by EUR -2.7M to EUR -1.5M for the six-month period ending June 30, 2025 compared to EUR -4.2M for the same period 2024. The decrease was predominantly driven by a reduction in headcount as well as one-time costs that were incurred in 2024 for the Company's corporate re-branding, including its new website.

•General and administrative (G&A) expenses decreased to EUR -16.3M for the first half of 2025 compared to EUR -17.9M for the first half of 2024. This decrease was primarily due to:
◦A decrease in personnel costs of EUR 1.2M, resulting from the timing of expense recognition in equity awards granted to officers and employees, many of which were issued in connection with the Company’s U.S. initial public offering and listing on Nasdaq in October 2023 as well as strict adherence to the approved budget, which includes savings through reducing non-essential spend;

◦Offset by increased spending related to legal and professional fees and other costs associated with operating as a dual-listed public company.

•For the six-months ended June 30, 2025, the EUR -7.1M net financial loss was driven primarily by the following items:
◦Interest expenses of EUR -6.9M in relation to borrowings and loans; and
◦Non-cash expense of EUR -1.1M in relation to royalty certificates; and
◦Foreign exchange losses of EUR -2.3M;
◦Offset by interest income of EUR 1.1M in relation to the invested proceeds from cash on hand, EUR 1.8M related to the decrease in liabilities at fair value through profit and loss (EUR 1.3M of this relating to the Heights convertible note), and EUR 0.2M of other non-cash financial income.

•Cash position as of June 30, 2025, was EUR 60.9M compared to EUR 144.2M as of December 31, 2024. The decrease was due to EUR -66.6M used in operations and EUR -16.6M related to principal and interest paid on the Comany’s debt facilities. This decrease was offset by EUR 1.2M of interest received on cash.

•On July 28, 2025, Abivax completed its underwritten public offering of 11,679,400 American Depositary Shares, each representing one ordinary share, EUR 0.01 nominal value per share, of the Company, in the United States. The aggregate gross proceeds amounted to approximately $747.5 million, equivalent to approximately EUR 637.5 million, before deduction of underwriting commissions and offering expenses, and the net proceeds, after deducting underwriting commissions and offering expenses, were approximately $700.3 million, equivalent to approximately EUR 597.2 million.

•On July 23 and July 30, 2025, Abivax received notices from entities affiliated with Heights Capital Management, which hold amortizing senior convertible notes issued in August 2023 (the “Height Convertible Notes”), for the conversion of 150 and 200 convertible notes, respectively (corresponding to the entirety of the outstanding principal amount of EUR 21.9 million) into 920,377 new ordinary shares of the Company at a conversion price of EUR 23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes. Following these share issuances, Abivax no longer holds any debt with Heights Capital Management.

•On August 6, 2025, Kreos Capital VII(UK) Limited converted its portion of the Tranche A convertible OCABSA resulting in the issuance of 785,389 ordinary shares of the Company. In addition, on the same date Kreos Capital VII Aggregator SCSp exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the Company.

•On August 28, 2025, Claret European Growth Capital Fund III SCSp, exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 206,662 ordinary shares of the Company.

Based on (a) the Company’s existing cash and cash equivalents of EUR 60.9 million as of June 30, 2025, (b) the gross proceeds from the July 2025 underwritten public offering of EUR 637.5 million (c) the conversion of all 350 Heights convertible notes in July and August 2025 and (d) the conversion of the Kreos portion of the Tranche A convertible OCABSA (aggregate principle amount of EUR 16.7 million) , the Company expects, as of the date of issuance of the unaudited interim condensed consolidated financial statements included in the Company’s half-year report, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2027.

*****
About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contacts:
Abivax Investor Relations
Patrick Malloy
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “expect,” “forward,” “future,” “potential,” “plan,” “project,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax's drug candidates, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.